--------------------------

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6 )*

INTEGRITY MUTUAL FUNDS, INC.

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(Name of Issuer)

COMMON SHARES

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(Title of Class of Securities)

628945 10 7

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(CUSIP Number)

RICHARD BARONE

C/O ANCORA CAPITAL INC

ONE CHAGRIN HIGHLANDS

2000 AUBURN DRIVE, SUITE 300

CLEVELAND, OHIO 44122

(216) 825-4000

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(Name, Address and Telephone Number of Person Authorized to

Receive Notice and Communications)

June 26, 2006

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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |__|.

Check the following box if a fee is being paid with the statement  |___|.


SCHEDULE 13D

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CUSIP NO. 628945 10 7

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1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

ANCORA CAPITAL, INC.

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

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3

SEC USE ONLY

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4

SOURCE OF FUNDS*

00

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5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

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6

CITIZENSHIP OR PLACE OF ORGANIZATION

State of Ohio, U.S.A.

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7

SOLE VOTING POWER

NUMBER OF

0

SHARES

BENEFICIALLY

-----------------------------------------------------

OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

-----------------------------------------------------

PERSON

9

SOLE DISPOSITIVE POWER

WITH

0

-----------------------------------------------------

10

SHARED DISPOSITIVE POWER

0

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11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

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12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

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13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0

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14

TYPE OF REPORTING PERSON*

HC

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

SCHEDULE 13D

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CUSIP NO. 628945 10 7

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1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

ANCORA SECURITIES, INC.

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

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3

SEC USE ONLY

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4

SOURCE OF FUNDS*

00

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5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

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6

CITIZENSHIP OR PLACE OF ORGANIZATION

State of Nevada, U.S.A.

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7

SOLE VOTING POWER

NUMBER OF

0

SHARES

BENEFICIALLY

-----------------------------------------------------

OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

-----------------------------------------------------

PERSON

9

SOLE DISPOSITIVE POWER

WITH

0

-----------------------------------------------------

10

SHARED DISPOSITIVE POWER

539,000

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11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

539,000

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12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

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13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.97

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14

TYPE OF REPORTING PERSON*

BD

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

SCHEDULE 13D

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CUSIP NO. 628945 10 7

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1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

ANCORA ADVISORS, LLC

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

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3

SEC USE ONLY

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4

SOURCE OF FUNDS*

00

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5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

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6

CITIZENSHIP OR PLACE OF ORGANIZATION

State of Nevada, U.S.A.

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7

SOLE VOTING POWER

NUMBER OF

SHARES

0

BENEFICIALLY

-----------------------------------------------------

OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

-----------------------------------------------------

PERSON

9

SOLE DISPOSITIVE POWER

WITH

400,000

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10

SHARED DISPOSITIVE POWER

0

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11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

400,000

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12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

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13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.95

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14

TYPE OF REPORTING PERSON*

IA

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

SCHEDULE 13D

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CUSIP NO. 628945 10 7

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1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Richard A. Barone

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

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3

SEC USE ONLY

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4

SOURCE OF FUNDS*

00

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5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

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6

CITIZENSHIP OR PLACE OF ORGANIZATION

State of Ohio, U.S.A.

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7

SOLE VOTING POWER

NUMBER OF

500,000

SHARES

BENEFICIALLY

-----------------------------------------------------

OWNED BY

8

SHARED VOTING POWER

EACH

REPORTING

-----------------------------------------------------

PERSON

9

SOLE DISPOSITIVE POWER

WITH

500,000

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10

SHARED DISPOSITIVE POWER

939,000

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11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,439,000

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12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

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13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.61%

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14

TYPE OF REPORTING PERSON*

IN

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Item 1.

Security and Issuer

This Statement relates to the shares of Common Stock (the "Shares") of Integrity Mutual Funds, Inc.  The address of Issuer’s principal officers is One North Main, Minot, ND 58703.

Item 2.

Identity and Background

This Statement is filed on behalf of all persons and entities and participants of Ancora Capital, Inc., an entity incorporated under the laws of the State of Ohio (“Ancora Capital”), Ancora Advisors, LLC, an entity incorporated under the laws of the State of Nevada (“Ancora Advisors”), and Richard Barone, an individual (hereinafter “Mr. Barone”).

Ancora Securities, Inc., the main subsidiary of Ancora Capital is a Nevada corporation (“Ancora Securities”), registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers ("NASD").  Ancora Capital and Ancora Securities share a place of business at One Chagrin Highlands, 2000 Auburn Drive, Suite 300, Cleveland, Ohio 44122.

Ancora Advisors is an investment advisor registered with the SEC. Ancora Advisors has the power to dispose of the shares owned by the investment clients for which it acts as an advisor. Ancora Advisors’ principal place of business is One Chagrin Highlands, 2000 Auburn Drive, Suite 300, Cleveland, Ohio 44122.

    Mr. Barone is the controlling shareholder of Ancora Capital and significant owner of Ancora Advisors; principally employed as Chairman of Ancora Capital and Ancora Advisors; Chairman of the Ancora Mutual Funds. Mr. Barone’s principal place of business is One Chagrin Highlands, 2000 Auburn Drive, Suite 300, Cleveland, Ohio 44122.

The aforementioned persons and entities are collectively referred to herein as the “Reporting Persons”.

Mr. Barone, Ancora Capital, Ancora Advisors, Ancora Securities and the other entities named herein each disclaim membership in a Group as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934 and the Rules and Regulations promulgated thereunder.

During the last five years none of the Reporting Persons have been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Barone is a U.S. citizen.

Item 3.

Source and Amount of Funds or Other Consideration

Ancora Securities owns no Shares directly but Ancora Securities may be deemed to own (within the meaning of Rule 13(d)(3) of the Securities Exchange Act of 1934) Shares purchased for or transferred to the accounts of investment clients.  Ancora Securities disclaims beneficial ownership of such Shares and any shares beneficially owned by Ancora Advisors and Mr. Barone.

Ancora Advisors owns no Shares directly but Ancora Advisors may be deemed to own (within the meaning of Rule 13(d)(3) of the Securities Exchange Act of 1934) Shares purchased for or transferred to the accounts of investment management clients.  Ancora Advisors disclaims beneficial ownership of such Shares and any shares beneficially owned by Ancora Securities and Mr. Barone.

Mr. Barone has accumulated Shares of the Issuer on behalf of accounts that are managed by him. All funds that have been utilized to purchase such Shares are from such accounts. Additionally, Mr. Barone has used personal funds to acquire Shares for his personal account.

Item 4.

Purpose of Transaction

Mr. Barone and the other entities named herein acquired Shares to establish investment positions in the Issuer.  Subject to market and business conditions and other factors, Mr. Barone and other entities named herein may purchase additional Shares, maintain their present ownership of Shares or sell some or all of the Shares.

Item 5.

Interest in Securities of the Issuer

Set forth below Mr. Barone and the other entities named herein, in the aggregate, is the number of Shares which may be deemed to be beneficially owned as of June 26, 2006, and the percentage of the Shares outstanding represented by such ownership (based on 13,558,543 shares outstanding):

Name:

No. of Shares

Percent of Class

Ancora Securities Inc(1)

539,000

3.97%

Richard Barone(2)

500,000

3.69%

Managed Accounts(3)

400,000

2.95%

Total(4)

1,439,000

10.61%

(1) These Shares are owned by investment clients of Ancora Securities who may be deemed to beneficially own these Shares by reason of their power to dispose of such Shares. Ancora Securities disclaims beneficial ownership of all such Shares.

(2) Shares owned directly by Mr. Barone as an individual investor.

(3) These Shares are owned by investment clients of Ancora Advisors. Ancora Advisors and Mr. Barone do not own these shares directly but, by virtue of Ancora Advisors Investment Management Agreement with the investment clients and Mr. Barone’s position as Portfolio Manager of Ancora Advisors, each may be deemed to beneficially own 400,000 Shares by reason of their power to dispose of such Shares. Ancora Advisors and Mr. Barone disclaim beneficial ownership of such Shares.

(4) Mr. Barone owns 500,000 shares directly but, by virtue of his position as the controlling shareholder of Ancora Capital Inc; an individual investor; and portfolio manager for privately managed accounts, he may be deemed to beneficially own 1,769,000 Shares.  Mr. Barone disclaims beneficial ownership of 1,439,000 such shares.

In addition to the above, Mr. Barone and clients of Ancora Securities and Ancora Advisors own $1,525,000 worth of Series A preferred stock. These shares are convertible into 3,050,000 shares at a price of $0.50 per share and pay a 6% dividend annually. Mr. Barone’s interest in the Series A preferred stock would convert into 500,000 common shares. These preferred shares are non-voting shares. Additionally, Ancora Partners LLC owns 600,000 warrants at a strike price of $0.60. The warrants are exercisable into common shares.  Ancora Partners LLC is a Nevada Partnership owned by the shareholders of Ancora Capital, Inc.

Item 6.

Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.

Material to be Filed as Exhibits

Exhibit A: “Relevant Transactions in Shares” in the past 60 days.

Exhibit B: Joint Filing Agreement by and among Ancora Capital, Inc., Ancora Securities, Inc., Ancora Advisors, LLC, and Richard Barone, dated June 26, 2006.

                                   Signatures

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:

June 26, 2006

ANCORA CAPITAL, INC.

By:/s/ Christopher Barone

      Christopher Barone

President

ANCORA SECURITIES, INC.

By: /s/ Christopher Barone

       Christopher Barone

       President

ANCORA ADVISORS, LLC

By: /s/ Richard A. Barone

    Richard A. Barone

    Chairman and Portfolio Manager

/s/ Richard A. Barone

RICHARD A. BARONE

EXHIBIT A

                 INTEGRITY MUTUAL FUNDS, INC. (IMFD)

                      SECURITY CROSS REFERENCE

Date                                                     Unit

Sold                           Quantity                  Cost

---------                     ----------                ------

04/25/2006

 15,000

$0.35333

04/26/2006

 25,000

$0.466

05/01/2006

 35,000

$0.42

05/02/2006

  5,000

$0.42

05/04/2006

 25,000

$0.42

05/04/2006

 30,000

$0.415

06/22/2006

 30,000

$0.41166

06/23/2006

120,000

$0.41

EXHIBIT B

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated June 26, 2006 (including amendments thereto) with respect to the Common Stock of Integrity Mutual Funds, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated:

June 26, 2006

ANCORA CAPITAL, INC.

By:/s/ Christopher Barone

      Christopher Barone

President

ANCORA SECURITIES, INC.

By: /s/ Christopher Barone

       Christopher Barone

       President

ANCORA ADVISORS, LLC

By: /s/ Richard A. Barone

    Richard A. Barone

    Chairman and Portfolio Manager

/s/ Richard A. Barone

RICHARD A. BARONE